SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K/A

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

_________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley, MA 02481
(Address of Plan) (Zip Code)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL SERVICES OF CANADA INC.
(Name of Issuer of Securities)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of Issuer's Principal Office) (Zip Code)

__________________________________________________

Total Number of Pages in File:	12

EXPLANATORY NOTE

This amendment to Form 11-K on Form 11-K/A has been prepared solely to file the Plan's financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as permitted by the Instructions to Form 11-K. No part of the Plan's Form 11-K for the fiscal year ended December 31, 2002 is affected by this amendment.

REQUIRED INFORMATION
Items 1-3. Omitted pursuant to the Instructions to Form 11-K.

Item 4. Financial Statement for the Plan Prepared in Accordance the Financial Reporting Requirements of ERISA.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K/A

Page(s)
INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002*:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10

SIGNATURES	11

INDEX TO EXHIBITS	12

* Schedules required under ERISA, other than the supplemental schedule listed above, are omitted because of the absence of the conditions under which such schedules are required.

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Participants
Sun Life Assurance Company of Canada (U.S.)
United States Employees' Sun Advantage Savings
and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2002 and 2001, and the changes in financial position for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Boston, Massachusetts

June 27, 2003

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at fair value:
Mutual Funds	$ 68,466,043	$ 74,830,976
Vanguard Retirement Savings Trust	37,229,655	33,613,932
Sun Life Financial Stock Fund	1,265,707	370,764
Participant Loans	2,843,747	2,743,834
Cash	1,507,009	1,499,950
Investments at contract value - Guaranteed investment
contract with related party	-	1,283,727

Total investments	111,312,161	114,343,183

Contributions receivable	52,927	29,623

NET ASSETS AVAILABLE FOR BENEFITS	$ 111,365,088	$ 114,372,806

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Investment activity:
Net depreciation in fair value of investments	$ (17,262,344)	$ (11,220,100)
Interest	1,853,128	1,859,722
Dividends	1,286,812	989,997

Total investment activity	(14,122,404)	(8,370,381)

Contributions:
Employer	4,044,135	2,717,442
Participants	11,967,830	7,770,072
Employee rollovers	1,216,885	982,594

Total contributions	17,228,850	11,470,108

Transfers from Liberty Financial Savings and
Investment Plan and Trust Plans	-	18,657,538

Total additions	3,106,446	21,757,265

DEDUCTIONS:
Benefits paid to participants	6,062,376	4,950,380
Distribution to insurance carrier for provision of benefits	51,788	454,784

Total deductions	6,114,164	5,405,164

NET (DECREASE) INCREASE	(3,007,718)	16,352,101

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	114,372,806	98,020,705

End of year	$ 111,365,088	$ 114,372,806

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
1.	DESCRIPTION OF THE PLAN

The following brief description of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan was originally established on April 1, 1986 by Sun Life Assurance Company of Canada (the "Corporation") for the benefit of its employees and the employees of its subsidiaries that elected to become participating employers under the Plan. The purpose of the Plan is to permit eligible employees of the Corporation and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement. Any employee, 21 years or older, shall be eligible to become a participant in the Plan as soon as administratively feasible after his first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 2001, the Corporation became affiliated with Keyport Life Insurance Company and Independent Financial Marketing Group, Inc. ("IFMG"). As a result of the acquisition, $18,657,538 was transferred into the Plan.

Effective January 1, 2002, the Corporation transferred sponsorship of the United States Employees' Sun Advantage Savings and Investment Plan to its wholly owned subsidiary Sun Life Assurance Company of Canada (U.S.) (the "Company" and "Plan Sponsor").

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a salary reduction agreement. The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 16% of his or her compensation for 2001 and 1% to 60% of his or her compensation for 2002. During 2002, the Plan adopted Age 50 Catch Up Contributions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001. All contributions made pursuant to the salary reduction agreement on behalf of the participant are deposited in the pooled participant accounts. Participant and Company contributions are invested, as directed by each participant, in one or more of the investment options offered by the Plan. Participant selections of one or more of the investment options must be in multiples of 1%.

The Company will make a matching contribution for each participant at the rate of $.50 for each $1.00 contributed by the participant to a pooled matching account, provided, however, that no matching contribution will be made for participant contributions in excess of 6% of compensation.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings, and charged with an allocation of plan losses and investment related expenses.

	Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment allocations. The Plan currently offers twelve mutual funds, Sun Life Financial Stock Fund, and a Stable Value Fund as investment options for participants.

Vesting - A participant is fully vested in the value of his or her share of the pooled participant accounts at all times. A participant becomes fully vested in the value of his or her share of the pooled matching accounts in accordance with the following schedule:

	Years of Service	Vested Percentage
	Greater than 1,000 hours	20%
	2 years	40
	3 years	60
	4 years	80
	5 years	100
A participant is fully vested in his or her share of the pooled matching accounts upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a maximum loan balance of $50,000. Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to 15 years for mortgage loans. Loan repayments are credited against investments, as allocated in the participant's account. The participant is charged $50 for a loan application. Interest rates range from 4.75% to 11%. Maturity dates range to December 31, 2016.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65. If the participant's service with the Company terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment. Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the Company, the nonvested portion or his or her share of the pooled matching accounts will be forfeited. Forfeitures are applied to reduce the future company matching contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts, insurance contracts and stocks. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its guaranteed investment contract investments, which are fully benefit responsive, are stated at contract value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan sponsor as provided in the Plan Document.
Reclassifications - Certain prior year balances have been reclassified to conform with the current year presentation.
PLAN ADMINISTRATOR AND TRUSTEE

The U.S. Benefit Plans Committee (the "Committee") is the named Plan Administrator and Trustee of the Plan. At December 31, 2002, the Committee consisted of five members: Janet Whitehouse, Davey Scoon, Robert Vrolyk, Gregg Fradkin, and Michael Shunney.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5.	PLAN TERMINATION

Although it is the intention of the Company to continue the Plan indefinitely, it is not under any obligation or liability to do so and may discontinue or terminate the Plan at its discretion. In the event of discontinuance of the Plan, all amounts that have been allocated to participants in both the pooled participant accounts and the pooled matching accounts will be distributed to them in accordance with the Plan Document.

6.	INVESTMENTS
Individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2002	2001

Mutual funds, at fair value:
MFS Growth Opportunity Fund	$ 10,693,995	$ 14,435,452
Massachusetts Investors Trust	9,994,622	12,271,676
MFS Government Securities Fund	5,879,594	-
MFS Total Return Fund	10,569,955	9,496,410
Fidelity Blue Chip Growth Fund	13,634,069	17,109,517
JP Morgan Capital Growth Fund	6,776,921	9,651,803
Collective trusts, at fair value -
Vanguard Retirement Savings Trust	37,229,655	33,613,932

During 2002 and 2001, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $17,262,344 and $11,220,100, respectively.

INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a benefit-responsive investment contract with the Company. The Company maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 5.92% for 2001. The crediting interest rate is based on a formula agreed upon with the Company, but may not be less than 5%. Such interest rates are reviewed on a quarterly basis for resetting.

On January 1, 2002, this contract matured and the balance was transferred to the Vanguard Retirement Savings Trust.
RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Sun Life Assurance Company of Canada and its affiliates. The Plan's investments include common stock of Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), an affiliate of the Plan sponsor. These transactions qualify as permitted party-in-interest transactions.

* * * * * *
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Current
	Borrower, Lessor	Including Collateral, Rate	Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Retirement Savings Trust	$ 37,229,655

		Mutual funds:
*	Massachusetts Financial Services	MFS Growth Opportunity Fund -
		1,713,781.199 shares	10,693,995
		MFS High Income Fund -
		1,080,107.493 shares	3,780,376
		MFS Government Securities Fund -
		586,785.852 shares	5,879,594
		MFS Total Return Fund -
		796,530.121 shares	10,569,955
		Massachusetts Investors Trust -
		776,582.899 shares	9,994,622

	Fidelity Investments	Fidelity Blue Chip Growth Fund -
		426,865.126 shares	13,634,069
		Fidelity Low-Priced Stock Fund -
		19,792.425 shares	498,175

	Vanguard	Vanguard S & P 500 Index Fund -
		23,711.407 shares	1,924,181
		Vanguard Total Market Bond Index Fund -
		46,981.101 shares	487,664

	JP Morgan Fleming	JP Morgan Capital Growth Fund -
		236,955.282 shares	6,776,921
	T. Rowe Price	International Stock Fund -
		454,746.154 shares	4,038,148
		Equity Income Fund -
		9,517.094 shares	88,343
		Total mutual funds	68,466,043

*	Sun Life Financial	Sun Life Financial Stock Fund -
		74,235 stocks	1,265,707

*	Plan participants	Loans to participants, secured by underlying
		participant account balances, interest rates
		from 4.75% to 11.00%, maturity
		dates through 2016	2,843,747

		Cash	1,507,009

		Contribution Receivable	52,927

		TOTAL INVESTMENTS	$ 111,365,088
* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the United States Employees' Sun Advantage Savings and Investment Plan U.S. Benefit Plans Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

By /s/ Janet V. Whitehouse
Janet V. Whitehouse Chairperson, U.S. Benefit Plans Committee

By /s/ Gregg A. Fradkin
Gregg A. Fradkin Member, U.S. Benefit Plans Committee

By /s/ Claude Accum
Claude Accum Member, U.S. Benefit Plans Committee

By /s/ Michael E. Shunney
Michael E. Shunney Member, U.S. Benefit Plans Committee

By /s/ John T. Donnelly
John T. Donnelly Member, U.S. Benefit Plans Committee

Dated: June 30, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Auditors

99	Section 1350 Certifications